

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Ms. Liu Qiang
Secretary to the Board
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Hai Dian District, Beijing
People's Republic of China 100082

> **Re:** **Aluminum Corporation of China Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 25, 2010**
> **File No. 001-15264**

Dear Ms. Qiang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2009

Own Mines, page 21

1.   We note your statement that you own and operate 14 mines that have approximately 263.15 million tonnes of aggregate bauxite reserves on page 20. However this does not match the tabulated sum of your individual mine reserves as found on page 21. Please tell us how you propose to correct this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the comment above. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director